Effective at the close of business on March 18, 2005, the net assets of SouthTrust Value Fund ("SouthTrust Fund"), a series of SouthTrust Funds, were acquired by the Fund in an exchange for shares of the Fund. Shares of SouthTrust Fund received Class I shares of the Fund. As SouthTrust Fund contributed the majority of the net assets and shareholders to the Fund, the accounting and performance history of SouthTrust Fund has been carried forward.